Exhibit 2.1
Dated 18 May 2006
TRM COPY CENTERS (USA) CORPORATION
and
DIGITAL 4 CONVENIENCE PLC

SHARE PURCHASE AGREEMENT

asb law
Innovis House
108 High Street
Crawley
RH10 1AS
Tel: + 44 1292 603603
Fax: + 44 1293 603666
Ref: 487005/3/BJG

THIS AGREEMENT made the 18 day of May Two thousand and six
BETWEEN
(1)	TRM Copy Centers (USA) Corporation incorporated and registered in the State of Oregon with US Federal Identity number 93-0815647 whose address is at 5208 N.E. 122nd Avenue, Portland, Oregon USA 97230-1074 (the Seller)

(2)	Digital 4 Convenience PLC incorporated and registered in England and Wales with company number 5236099 whose registered office is at 3 The Grove, Chipperfield Road, Kings Langley, Hertfordshire WD4 9JF (the Buyer)
RECITALS
The Seller has agreed to sell and the Buyer has agreed to buy the Sale Shares subject to the terms and conditions of this Agreement
IT IS AGREED THAT
1	INTERPRETATION

1.1	The definitions and rules of interpretation in this clause apply in this Agreement

“Accounts”	the financial statements of the Company as at and to the Accounts Date, comprising the individual accounts of the Company, the balance sheet, profit and loss account (copies of which are attached to the Disclosure Letter)

“Accounts Date”	31 December 2005

“Aggregate Meter Readings”	the sum of all Meter Readings to be calculated by the Seller prior to the Completion Date

“Assets”	those assets to be listed at Schedule 6 on Completion

“Assumptions”	The factual statements contained in Schedule 5

“ATM Transfer Agreement”	the agreement between the Company and TRM (ATM) Limited to be executed immediately prior to Completion

“Book Debts”	the current debtors of the Company as at Completion to be assigned to TRM (ATM) Limited immediately prior to Completion pursuant to the ATM Transfer Agreement and collected pursuant to Clause 8.1 of this Agreement

“Business Day”	a day (other than a Saturday, Sunday or public holiday) when banks in the City of London are open for business

“Buyer’s Solicitors”	Sherrards Solicitors, 45 Grosvenor Road, St Albans, Hertfordshire AL1 3AW

“CAA 2001”	the Capital Allowances Act 2001

“Cash at Bank”	cash in all accounts of the Company including any monies held on deposit at the Completion Date

“Claim and Substantiated Claim”	have the meanings set out respectively in clause 6 (Limitations on claims)

“Company”	TRM Copy Centres (U.K.) Limited, a company incorporated and registered in England and Wales with company number 3220922 whose registered office is at 1a Meadowbrook, Crawley, West Sussex RH10 9SA further details of which are set out in Part 1 of Schedule 1 (Particulars of the Company)

“Companies Acts”	the Companies Act 1985 and the Companies Act 1989

“Completion”	completion of the sale and purchase of the Sale Shares in accordance with this Agreement

“Completion Date”	25th May 2006 or any other date agreed in writing by the Seller and the Buyer

“Conditions”	the conditions set out in Schedule 8

“Connected”	in relation to a person, has the meaning contained in section 839 of the ICTA 1988

“Control”	in relation to a body corporate, the power of a person to secure that the affairs of the body corporate are conducted in accordance with the wishes of that person:

(a) by means of the holding of shares, or the possession of voting power, in or in relation to that or any other body corporate; or

(b) by virtue of any powers conferred by the constitutional or corporate documents, or any other document, regulating that or any other body corporate,

and a “Change of Control” occurs if a person who controls any body corporate ceases to do so or if another person acquires control of it

“Copier Business”	the provision of photocopiers by the Company to commercial businesses for the purposes of extracting ongoing revenue

“Customer”	a business or individual party to a Customer Contract

“Customer Contracts”	all contracts between the Company and its customers as at Completion in respect of the Copier Business

“Director”	each person who is a director of the Company, the names of whom are set out in Part 1 of Schedule 1 (Particulars of the company)

“Disclosed”	fully and fairly disclosed in or under the Disclosure Letter

“Disclosure Letter”	the letter from the Seller to the Buyer with the same date as this Agreement and described as the disclosure letter, including the bundle of documents attached to it (“Disclosure Bundle”) as may be re-issued and updated on Completion

“Employees”	All of the employees of the Company whose contracts of employment will transfer to TRM (ATM) Limited pursuant to the ATM Transfer Agreement

“Encumbrance”	any interest or equity of any person (including any right to acquire, option or right of pre-emption) or any mortgage, charge, pledge, lien, assignment, hypothecation, security, interest, title, retention or any other security agreement or arrangement

“Equipment Leases”	the third party equipment leases between the

Company and the Lessors details of which are to be set out in Schedule 9 on Completion

“Excluded Assets”	the Property Leases, Cash at Bank, Parts, Book Debts and all right and title to the Telephone Number, and all rights in any signage, branding and promotional materials relating to the Assets

“FSMA”	the Financial Services and Markets Act 2000

“Group”	in relation to a company (wherever incorporated) that company, any company of which it is a Subsidiary (its holding company) and any other Subsidiaries of any such holding company; and each company in a group is a member of the group

Unless the context otherwise requires, the application of the definition of Group to any company at any time will apply to the company as it is at that time

“Group Relief”	Any or all of the following:

(a) relief surrendered or claimed pursuant to Chapter IV Part X ICTA 1988;

(b) advance corporation tax surrendered or claimed pursuant to section 240 ICTA 1988 (set off of company’s surplus advance corporation tax against subsidiary’s liability to corporation tax);

(c) a Tax refund relating to an accounting period as defined in section 102(3) of the

Finance Act 1989 (surrender of company Tax refund etc within group) in respect of which a notice has been given pursuant to section 102(2) of that statute; and

(d) eligible unrelieved foreign Tax surrendered or claimed pursuant to The Double Taxation Relief (Surrender of Relievable Tax within a Group) Regulations 2001

“ICTA 1988”	the Income and Corporation Taxes Act 1988

“IHTA 1984”	the Inheritance Tax Act 1984

“Lessors”	Barclays Technology Finance Limited and First Asset Rentals Limited

“Meter Readings”	the total number of copies made as recorded in the memory of the photocopiers comprised in the Assets

“Memorandum of Understanding”	the memorandum of understanding between the Seller and the Buyer dated 23 March 2006

“Net Revenue”	the average net revenue per calendar month of the Company for the period from 1 November 2005 to 30 April 2006 as set out in paragraph 6 of the Assumptions and incorporating the Aggregate Meter Readings

“Parts”	those parts excluded from the sale and transferred to TRM (ATM) Limited pursuant to the ATM Transfer Agreement

“Property Leases”	the leases described at Schedule 4

“Purchase Price”	the purchase price for the Sale Shares to be paid by the Buyer to the Seller in accordance with clause 3 (Purchase price)

“Retention Sum”	the sum of £100,000 to be held by the Sellers Solicitors for six months following Completion pending notice from the Buyer of any Claim and to be dealt with in accordance with Clause 5.6

“Retention Account”	an interest bearing client account with the Royal Bank of Scotland plc created by the Seller’s Solicitors to hold the Retention Sum in accordance with the terms of this Agreement until the Retention Date

“Retention Date”	the date 20 Business Days after the date falling 6 months following the Completion Date

“Sale Shares”	the one million two hundred and eighty thousand and fifty two ordinary shares of £1 each in the Company, all of which have been issued and are fully paid

“SLA”	an agreement between the Seller and the Company pursuant to which the Seller will provide (or procure the provision of) first and second line service to include response to incoming customer calls to the Company’s help desk within 8 hours and on-site attendance to effect repair to copiers, including the provision of parts within 48 working hours of fault notification.

“Seller’s Solicitors”	ASB Law of Innovis House, 108 High Street, Crawley, RH10 1AS

“Subsidiary”	in relation to a company wherever incorporated (a holding company) means a “subsidiary” as defined in section 736 of the Companies Act 1985 and any other company which is a subsidiary (as so defined) of a company which is itself a subsidiary of such holding company

Unless the context otherwise requires, the application of the definition of Subsidiary to any company at any time will apply to the company as it is at that time

“Tax”	all forms of taxation and statutory, governmental, state, federal, provincial, local, government or municipal charges, duties, imposts, contributions, levies, withholdings or liabilities wherever chargeable and whether of the UK or any other jurisdiction, and any penalty, fine, surcharge, interest, charges or costs relating thereto, and “Taxation” shall have the same meaning

“Taxation Authority”	the Inland Revenue, HM Customs & Excise, HM Revenue & Customs, the Department of Social Security and any other governmental or other authority whatsoever competent to impose any Tax, whether in the United Kingdom or elsewhere

“Tax Warranties”	the Warranties in Part 2 of Schedule 3 (Warranties)

“Telephone Number”	the telephone number 0800 899433

“TCGA 1992”	the Taxation of Chargeable Gains Act 1992

“TMA 1970”	the Taxes Management Act 1970

“Transaction”	the transaction contemplated by this Agreement or any part of that transaction

“VATA 1994”	the Value Added Tax Act 1994

“Warranties”	the representations and warranties in clause 5 (Warranties) and Schedule 3 (Warranties)
1.2	Clause and schedule headings do not affect the interpretation of this Agreement

1.3	A person includes a corporate or unincorporated body

1.4	Words in the singular include the plural and in the plural include the singular

1.5	A reference to one gender includes a reference to the other gender

1.6	A reference to a particular law is a reference to it as it is in force for the time being taking account of any amendment, extension, or re-enactment and includes any subordinate legislation for the time being in force made under it

1.7	Writing or written includes faxes but not e-mail

1.8	Documents in agreed form are documents in the form agreed by the parties or on their behalf and initialled by them or on their behalf for identification

1.9	A reference in this Agreement to other documents referred to in this Agreement or similar expression is a reference to the following documents:
1.9.1	the Disclosure Letter; and

1.9.2	the ATM Transfer Agreement

1.10	References to clauses and schedules are to the clauses and schedules of this Agreement; references to paragraphs are to paragraphs of the relevant schedule

1.11	References to this Agreement include this Agreement as amended or varied in accordance with its terms

1.12	References to “Subsidiary” or “Subsidiaries” are references to a Subsidiary or Subsidiaries of the Company

2	SALE AND PURCHASE

On the terms of this Agreement, the Seller shall sell and the Buyer shall buy, with effect from Completion, the Sale Shares with full title guarantee, free from all Encumbrances and together with all rights that attach (or may in the future attach) to them including, in particular, the right to receive all dividends and distributions declared, made or paid on or after the date of this Agreement

2A	CONDITIONS

2A.1	Completion of this Agreement is subject to the Conditions being satisfied or waived by the date and time provided in Clause 2A.4

2A.2	If any of the Conditions are not satisfied or waived by the date and time referred to in Clause 2A.1 and 2A.4, this Agreement shall cease to have effect immediately after that date and time except for:
2A.2.1	the provisions set out in Clause 2A.3; and

2A.2.2	any rights or liabilities that have accrued under this Agreement
2A.3	Clauses 1, 2A, 12, 15, 16, 17 and 22 shall continue to have effect, notwithstanding failure to waive or satisfy the Conditions

2A.4	The Seller and the Buyer shall use all reasonable endeavours to procure that the Conditions are satisfied as soon as practicable and in any event no later than 6pm British Summer Time on the Completion Date

3	PURCHASE PRICE

3.1	The Purchase Price is £2,850,000 subject to adjustment in accordance with the provisions of Clause 3.2 below and payable to the Seller in accordance with Clause 3.3 below.

3.2	The Purchase Price shall be deemed to be reduced by the amount of any payment made to the Buyer for a breach of any Warranty and any amount which the Buyer is entitled to deduct from the Retention Sum pursuant to clause 5.5 of this Agreement on the Retention Date.

3.3	The Purchase Price less any deposit (if any) and less the sum of £591,148.18 being the outstanding liability of the Company to the Lessors under the Equipment Leases shall be paid in cash to the Seller’s Solicitors by the Buyer on Completion.

3.4	The Purchase Price shall be reduced by 1% for every whole 2.25% reduction in Net Revenue (as illustrated below) save that any reduction made shall not exceed £2,850,000:

Net Revenue achieved	Purchase Price payable
£204,750 (100%)	£2,850,000 (100%)
£200,143.12 (97.75%)	£2,821,500 (99%)
£195,536.24 (95.50%)	£2,793,000 (98%)
4	COMPLETION

4.1	Completion shall take place immediately on the Completion Date:
4.1.1	at the offices of the Seller’s Solicitors; or

4.1.2	at any other place or time as agreed in writing by the Seller and the Buyer

4.2	Immediately prior to Completion the Seller shall procure that the Excluded Assets shall be transferred out of the ownership of the Company insofar as it is able to do so save that clause 7 shall apply to the Property Leases.

4.3	At Completion the Seller shall:
4.3.1	deliver or cause to be delivered the documents and evidence set out in Part 1 of Schedule 2;

4.3.2	procure that a board meeting of the Company is held at which the matters identified in Part 2 of Schedule 2 are carried out; and

4.3.3	deliver any other documents referred to in this Agreement as being required to be delivered by the Seller
4.4	At Completion the Buyer shall:
4.4.1	pay the Purchase Price by telegraphic transfer to the Seller’s Solicitors (who are irrevocably authorised to receive the same) and otherwise in accordance with clause 3.1. Payment made in accordance with this clause shall constitute a valid discharge of the Buyer’s obligations under clause 3.1;

4.4.2	deliver a certified copy of the resolution(s) passed by the shareholders of the Buyer authorising the Transaction; and

4.4.3	deliver a certified copy of the resolution adopted by the board of directors of the Buyer authorising the Transaction and the execution and delivery by the officers specified in the resolution of this Agreement, and any other documents referred to in this Agreement as being required to be delivered by it
4.5	As soon as possible after Completion the Seller shall send to the Buyer (at the Buyer’s registered office for the time being) all records, correspondence, documents, files,

memoranda and other papers relating to the Company not required to be delivered at Completion
5	WARRANTIES

5.1	The Buyer is entering into this Agreement on the basis of, and in reliance on, the Warranties

5.2	The Seller warrants and represents to the Buyer that each Warranty is true on the date of this Agreement and on Completion except as Disclosed

5.3	Warranties qualified by the expression so far as the Seller is aware (or any similar expression) are deemed to be given to the best of the knowledge, information and belief of the Seller after it has made careful enquiries and having used its reasonable endeavors to substantiate such statements are true when made (except as Disclosed);

5.4	Each of the Warranties is separate and, unless otherwise specifically provided, is not limited by reference to any other Warranty or any other provision in this Agreement

5.5	With the exception of the matters Disclosed, no information of which the Buyer and/or its agents and/or advisers has knowledge (actual, constructive or imputed) which could have been discovered (whether by investigation made by the Buyer or made on its behalf) shall prejudice or prevent a Claim or reduce any amount recoverable thereunder

5.6	Retention
5.6.1	The parties hereto agree that the Retention Sum shall as from Completion be placed in the Retention Account and shall be dealt with as described in this clause and shall be subject to the provisions of this Agreement.

5.6.2	The Retention Sum shall be held in the Retention Account until the Retention Date and thereafter as provided by this clause, and if no reduction has been made in accordance with clause 5.6.3 the Retention shall forthwith be released to the Seller.

5.6.3	There shall be paid to the Buyer any amount arising from a Claim (if any) which shall be deducted from the Retention Sum.

5.6.4	Where there is a balance remaining in the Retention Account after the deduction of such sums referred to in clause 5.6.3 then such sum shall be payable forthwith from the Retention Sum to the Seller as it may direct.

5.6.5	Upon the release of the whole or any part of the Retention Sum to the Seller the Seller shall be entitled to any interest which has accrued pro rata to the amounts so released, but otherwise the Buyer shall be entitled to all such interest.

5.6.6	For the purposes of this clause 5.6, the Seller and the Buyer irrevocably instructs the Seller’s Solicitors to sign any withdrawal form or other document to give effect to the provisions of this clause.
6	LIMITATIONS ON CLAIMS

6.1	The definitions and rules of interpretation in this clause apply in this Agreement

“Claim”	a claim for breach of any of the Warranties

“Substantiated Claim”	a Claim in respect of which liability is admitted by the party against whom such Claim is brought, or which has been adjudicated on by a Court of competent jurisdiction and no right of appeal lies in respect of such adjudication, or the parties are debarred by passage of time or otherwise from making an appeal
A Claim is connected with another Claim or Substantiated Claim if they all arise out of the occurrence of the same event or relate to the same subject matter
6.2	This clause limits the liability of the Seller in relation to any Claim

6.3	The liability of the Seller for all Substantiated Claims when taken together shall not exceed £350,000

6.4	The Seller shall not be liable for a Claim unless:
6.4.1	the amount of a Substantiated Claim, or of a series of connected Substantiated Claims of which that Substantiated Claim is one, exceeds £1,000; and

6.4.2	the amount of all Substantiated Claims that are not excluded under clause 6.4.1 when taken together, exceeds £10,000, in which case the whole amount (and not just the amount by which the limit in this clause 6.4.2 is exceeded) is recoverable by the Buyer
6.5	The Seller is not liable for any Claim to the extent that the Claim:
6.5.1	relates to matters Disclosed; or

6.5.2	relates to any matter specifically and fully provided for in the Accounts
6.6	The Seller is not liable for a Claim unless the Buyer has given the Seller notice in writing of the Claim, summarising the nature of the Claim as far as it is known to the Buyer and the amount claimed is within the period of 6 months beginning with the Completion Date

6.7	Nothing in this clause 6 applies to a Claim that arises or is delayed as a result of dishonesty, fraud, wilful misconduct or wilful concealment by the Seller, its agents or advisers

7	ASSIGNMENT OF PROPERTY LEASES, COVENANT & INDEMNITIES

7.1	The Buyer agrees to procure that the Property Leases are properly assigned at the Seller’s cost to TRM (ATM) Limited (“ATM”) as soon as possible following Completion

7.2	Prior to Completion the Seller shall use all reasonable endeavours to obtain the grant of any reversioner’s licences necessary to enable the Property Leases to be assigned and to assist with the obtaining of such licences the Seller shall procure that ATM shall supply such information and references as may be required by the reversioner pursuant to the Property Leases and, where required by the Property Leases, the Seller will procure that ATM will covenant direct with the reversioner to pay the rents and observe and perform the covenants contained in the Property Leases
7.3	Where the reversioner’s licence is required to enable the Property Leases to be assigned but such licence is not obtained on or before Completion the provisions of this paragraph shall apply from and including Completion to the assignment of the Property Leases to ATM
7.3.1	the Buyer will procure that ATM may enter the property demised by the Property Leases and occupy it as licensee of the Company and the Company shall hold the Property Leases upon trust for the ATM

7.3.2	the Seller will procure that ATM will pay for and reimburse the Company in respect of all rates, water rates, insurance premiums, telephone, electricity and gas charges and other outgoings of an annual or recurring nature (apportioned on a day to day basis)

7.3.3	the Seller will procure that ATM will pay to the Company amounts equal to the rents reserved by the Property Leases as and when the rents fall due pursuant to the Property Leases and any other sum or sums payable thereunder and shall act or conduct itself in such a manner that the covenants, obligations, conditions and stipulations (other than for the payment of rents and any other sums and against alienation without prior consent) on the part of the tenant contained in the Property Leases are fully observed and performed and shall indemnify the Company against any breach, non-observance, or non-performance of those covenants, obligations, conditions and stipulations (save as aforesaid) and all costs, claims, damages, liabilities, expenses or losses arising out of or in connection thereto

7.3.4	the Seller shall procure that ATM shall bear all third party, public liability and employer’s liability risks attached to the occupation and use of the Property Leases and shall indemnify the Company against them
7.4	Forthwith upon the grant of the reversioner’s licence to the assignment of the Property Leases such assignment shall be completed and the Buyer shall procure that the Company shall assign or transfer as appropriate the Property Leases to ATM with full title guarantee

7.5	The Seller agrees to indemnify the Buyer against all claims, costs and liabilities indirectly or directly incurred in respect of the Property Leases and in respect of the transfer of the Employees or any of the Excluded Assets pursuant to the ATM Transfer Agreement

7.6	The Seller agrees to indemnify the Buyer against all claims, costs and liabilities indirectly or directly incurred as tax penalties or charges for late returns as specifically Disclosed in the Disclosure Letter

8	DEBT COLLECTION, PARTS SERVICE COVER, SIGNAGE & TELEPHONE NUMBER

8.1	The Buyer acknowledges that pursuant to the ATM Transfer Agreement title to the Book Debts has been assigned to TRM (ATM) Limited and the Buyer agrees with the Seller to permit a duly authorized nominee of the Seller (granting all necessary rights of access and inspection) to:
8.1.1	Confirm the Aggregate Meter Readings within four (4) Business Days from the date of this Agreement;

8.1.2	Collect as agent for the Company and retain for the benefit of TRM (ATM) Limited all Book Debts that may be recovered for a period of sixty (60) Business Days from the Completion Date (“the Collection Period”)
8.2	The Seller agrees that following the expiry of the Collection Period the Buyer shall be entitled to retain all Book Debts that are not subject to a payment plan agreed in writing between the Buyer and the Seller and put in place by the Seller with any book debtor during or prior to the Collection Period which shall be retained for the benefit of TRM (ATM) Limited
8.3	The Seller agrees to provide all details as may be reasonably required by the Buyer in respect of the payment plans envisaged pursuant to clause 8.2

8.4	The Seller acting as agent for the Company agrees to procure (through itself or via its duly authorized nominee) that all service cover required pursuant to the Customer Agreements shall be maintained at the Seller’s cost for a period of 30 calendar days from the Completion Date pursuant to the SLA

8.5	The Buyer agrees with the Seller to procure at the Seller’s cost that the Telephone Number is transferred as soon as practicable following Completion to TRM (ATM) Limited or such other party as the Seller shall nominate

8.6	The Buyer agrees to procure that all signage, branding and promotional materials not relating to the Copier Business be removed from the Assets or otherwise returned to the Seller so far as practicable immediately following Completion as the Seller shall require but for a period of 24 months from the Completion Date the Buyer will be entitled to use such signage, branding and promotional material subject to the terms of a user licence of even date herewith between the Seller and the Buyer.

9	RESTRICTIONS ON THE SELLER

9.1	The Seller covenants with the Buyer that it shall not at any time during the period of 3 years beginning with the Completion Date, in the United Kingdom, carry on or be employed, engaged or interested in any business which would be in competition with any part of the Copier Business carried on at the Completion Date by the Company

9.2	The covenants in this clause 9 are intended for the benefit of the Buyer and the Company and apply to actions carried out by the Seller in any capacity and whether directly or indirectly, on the Seller’s own behalf, on behalf of any other person or jointly with any other person

9.3	Nothing in this clause 9 prevents the Seller from holding for investment purposes only:

9.3.1	any units of any authorised unit trust; or

9.3.2	not more than 5% of any class of shares or securities of any company traded on any internationally recognized stock exchange
9.4	Each of the covenants in this clause 9 is a separate undertaking by the Seller and shall be enforceable by the Buyer separately and independently of its right to enforce any one or more of the other covenants contained in this clause 9.

10	CONFIDENTIALITY AND ANNOUNCEMENTS

10.1	Except so far as may be required by law, and in such circumstances only after prior consultation with the Buyer, the Seller shall not at any time disclose to any person or use to the detriment of the Company this Agreement or any trade secret or other confidential information which it holds in relation to the Company and its affairs

10.2	No party shall make any announcement relating to this Agreement or its subject matter without the prior written approval of the other party except as required by law or by any legal or regulatory authority (in which case the parties shall co-operate, in good faith, in order to agree the content of any such announcement so far as practicable prior to it being made)

11	FURTHER ASSURANCE

11.1	The Seller and the Buyer shall (at the instigator’s expense) promptly execute and deliver all such documents, and do all such things, as the Seller or the Buyer may from time to time reasonably require for the purpose of giving full effect to the provisions of this Agreement

11.2	The Buyer shall promptly execute and deliver all documents and authorizations that may be required in respect of any Group Relief Filings that the Seller may require to be made following Completion

11.3	The Buyer acknowledges that the Seller may elect to prepare UK statutory accounts for the period from 1 January 2005 through to the Completion Date and following such election submit an extended period tax return in respect of pre-completion Taxation matters of the Company and the Buyer agrees to cooperate and promptly deliver all documents and authorizations as may be required by the Seller to make such election (including, but not limited to, the extension of the accounting reference date of the Company)

11.4	The Buyer further agrees with the Seller to procure at the Seller’s cost that following completion such third party as the Seller may nominate shall be appointed by the Company for the purpose of completing statutory audit work of the Company for the period 1 January 2005 to 31 December 2005 (or to Completion) and the Buyer shall provide to the Seller or it’s nominee all access to premises and records as may be reasonably required to carry out such work

11.5	The Buyer shall fully cooperate with and grant to the Seller full conduct rights in respect of any onward investigations from any Taxation Authority in respect of pre-completion Taxation matters

11.6	The Buyer shall fully cooperate with and use its reasonable endeavors to procure that the VAT and PAYE function not pertaining to the Copier Business is transferred to TRM (ATM) Limited as soon as reasonably practicable following Completion and it is a condition subsequent of this Agreement that such transfer be completed within 60 calendar days following Completion

11.7	The Seller shall procure that the Bank of America security(dated 19 November 2004 and registered on 30 November 2004) is released as soon as possible following and in any event within 20 days of Completion and that a sealed discharge or release together with a sworn and completed Form 403a (declaring that charge has been released) is filed with Companies House and a copy delivered to the Buyer

11.8	On or before 60 days from the Completion Date, the Seller shall provide to the Buyer a final balance sheet showing the financial position of the Company as at Completion and shall indemnify the Buyer for any sums due from the Company to the Seller as shown on that balance sheet

12	ASSIGNMENT

12.1	Except as provided otherwise in this Agreement, no party may assign, or grant any Encumbrance or security interest over, any of its rights under this Agreement or any document referred to in it

12.2	Each party that has rights under this Agreement is acting on its own behalf

12.3	The Buyer may assign its rights under this Agreement (or any document referred to in this Agreement) but not its obligations to a member of its Group or to any person to whom it transfers the Sale Shares

12.4	If there is an assignment:
12.4.1	the Seller may discharge its obligations under this Agreement to the assignor until it receives notice of the assignment; and

12.4.2	the assignee may enforce this Agreement as if it were a party to it, but the Buyer shall remain liable for any obligations under this Agreement
13	WHOLE AGREEMENT

13.1	This Agreement, and any documents referred to in it, constitute the whole agreement between the parties and supersede any arrangements, understanding or previous agreement between them relating to the subject matter they cover

13.2	Nothing in this clause 13 operates to limit or exclude any liability for fraud

14	VARIATION AND WAIVER

14.1	Any variation of this Agreement shall be in writing and signed by or on behalf of the parties

14.2	Any waiver of any right under this Agreement is only effective if it is in writing and it applies only to the party to whom the waiver is addressed and to the circumstances for which it is given and shall not prevent the party who has given the waiver from subsequently relying on the provision it has waived

14.3	No failure to exercise or delay in exercising any right or remedy provided under this Agreement or by law constitutes a waiver of such right or remedy or shall prevent any future exercise in whole or in part thereof

14.4	No single or partial exercise of any right or remedy under this Agreement shall preclude or restrict the further exercise of any such right or remedy

14.5	Unless specifically provided otherwise, rights arising under this Agreement are cumulative and do not exclude rights provided by law

15	COSTS

Unless otherwise provided, all costs in connection with the negotiation, preparation, execution and performance of this Agreement, and any documents referred to in it, shall be borne by the party that incurred the costs

16	NOTICE

16.1	A notice given under this Agreement:
16.1.1	shall be in writing;

16.1.2	shall be sent for the attention of the person, and to the address or fax number, specified in this clause 16 (or such other address, fax number or person as each party may notify to the others in accordance with the provisions of this clause 16); and

16.1.3	shall be:
16.1.3.1	delivered personally; or

16.1.3.2	sent by fax; or

16.1.3.3	sent by pre-paid first-class post or recorded delivery; or

16.1.3.4	(if the notice is to be served by post outside the country from which it is sent) sent by airmail
16.2	The addresses for service of notice are:
16.2.1	TRM Copy Centers (USA) Corporation
16.2.1.1	address: 5208 N.E. 122nd Avenue, Portland, Oregon USA 97230-1074

16.2.1.2	for the attention of: the Directors

16.2.1.3	+1 215-832-0078
with a copy to:
TRM Corporation — UK Headquarters
16.2.1.4	address: 1A Meadowbrook, Maxwell Way, Crawley, West Sussex RH10 9SA, England

16.2.1.5	for the attention of: the Company Secretary

16.2.1.6	fax number: +44 1293 585090
16.2.2	Digital 4 Convenience PLC
16.2.2.1	address: P.O. Box 909, Guildford, Surrey, GU4 7WY, England

16.2.2.2	for the attention of: David Marchant

16.2.2.3	fax number: 0870 240 0624
16.3	A notice is deemed to have been received:
16.3.1	if delivered personally, at the time of delivery; or

16.3.2	in the case of fax, at the time of transmission; or

16.3.3	in the case of pre-paid first class post, recorded delivery, 2 Business days from the date of posting; or

16.3.4	in the case of registered airmail, 3 Business Days from the date of posting; or

16.3.5	if deemed receipt under the previous paragraphs of this clause 16.3 is not within business hours (meaning 9.00 am to 5.30 pm Monday to Friday on a day that is not a public holiday in the place of receipt), when business next starts in the place of receipt
16.4	To prove service, it is sufficient to prove that the notice was transmitted by fax to the fax number of the party or, in the case of post, that the envelope containing the notice was properly addressed and posted

17	SEVERANCE

17.1	If any provision of this Agreement (or part of a provision) is found by any court or administrative body of competent jurisdiction to be invalid, unenforceable or illegal, the other provisions shall remain in force

17.2	If any invalid, unenforceable or illegal provision would be valid, enforceable or legal if some part of it were deleted, the provision shall apply with whatever modification is necessary to give effect to the commercial intention of the parties

18	AGREEMENT SURVIVES COMPLETION

This Agreement (other than obligations that have already been fully performed) remains in full force after Completion

19	THIRD PARTY RIGHTS

19.1	Subject to clause 19.2, this Agreement and the documents referred to in it are made for the benefit of the parties and their successors and permitted assigns and are not intended to benefit, or be enforceable by, anyone else

19.2	The following provisions are intended to benefit future buyers of the Sale Shares from the Buyer and, where they are identified in the relevant clauses, the Company and the Subsidiaries and shall be enforceable by them to the fullest extent permitted by law:
19.2.1	(Warranties) and Schedule 3 (Warranties), subject to clause 6 (Limitations on claims);

19.2.2	(Restrictions on the seller);

19.2.3	(Confidentiality and announcements); and

19.2.4	(Interest on late payment)
19.3	Each party represents to the other that their respective rights to terminate, rescind or agree any amendment, variation, waiver or settlement under this Agreement are not subject to the consent of any person that is not a party to this Agreement

20	SUCCESSORS

The rights and obligations of the Seller and the Buyer under this Agreement shall continue for the benefit of, and shall be binding on, their respective successors and assigns

21	COUNTERPARTS

This Agreement may be executed in any number of counterparts, each of which is an original and which together have the same effect as if each party had signed the same document

22	GOVERNING LAW AND JURISDICTION

22.1	This Agreement and any disputes or claims arising out of or in connection with its subject matter are governed by and construed in accordance with the law of England

22.2	The parties irrevocably agree that the courts of England have non-exclusive jurisdiction to settle any dispute or claim that arises out of or in connection with this Agreement
AS WITNESS the hands of the parties or their duly authorised representatives the date first above written

SIGNED BY	)
Duly authorised for and on behalf of	)
TRM Copy Centers (USA) Corporation	)	/s/ Kevin Waterhouse

Director

SIGNED BY	)
for and on behalf of	)
Digital 4 Convenience PLC	)	/s/ David Marchant

Director

Schedule List (1)
Schedule 1 Particulars of the Company
Schedule 2 Completion
Schedule 3 Warranties
Schedule 4 Property Leases
Schedule 5 The Assumptions
Schedule 6 Asset List
Schedule 7 List of Site Locations
Schedule 8 Conditions
Schedule 9 The Equipment Leases

(1)	Pursuant to Regulation S-K Item 601(b)(2), the Company agrees to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.